                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------



        HADCO CORPORATION ANNOUNCES COMPLETION OF TENDER OFFER AND MERGER



         SALEM, N.H. -- (BUSINESS WIRE) -- March 20, 1998 -- Hadco Corporation (Nasdaq:HDCO) announced today that its wholly-owned subsidiary, Hadco Acquisition Corp. II, had completed its tender offer for all outstanding shares of Continental Circuits Corp. at $23.90 per share and had accepted for payment all shares validly tendered and not withdrawn. The offer commenced on February 20, 1998 and expired at 12:00 midnight, New York City time, on March 19, 1998. Based on a preliminary count, as of 12:00 midnight, New York City time, on March 19, 1998, approximately 7.2 million shares had been validly tendered and not withdrawn (including approximately 90,000 shares tendered pursuant to guaranteed delivery procedures).

         Hadco also announced today that the merger of Hadco Acquisition Corp. II into Continental had been consummated, with the surviving corporation being renamed Hadco Phoenix, Inc. As a result of the merger, Hadco, Inc. is a wholly-owned subsidiary of Hadco. Pursuant to the merger, holders of Continental shares who did not tender their shares are entitled to receive $23.90 in cash for each share of Continental common stock previously held by them.

         Hadco also announced that former Continental stockholders who did not tender their shares will be mailed instructions to follow in order to obtain the payments they are entitled to receive as a result of the merger or to perfect appraisal rights.

         Hadco is the largest manufacturer of advanced electronic interconnect products in North America. The Company offers a wide array of sophisticated manufacturing, engineering and systems integration services to meet its customers' electronic interconnect needs. The Company's principal products are complex multilayer rigid printed circuits and backplane assemblies. Hadco provides customers with a range of products and services that includes development, design, quick-turn prototype, pre-production, volume products, and backplane assembly. Hadco's customers are a diverse group of original equipment manufacturers and contract manufacturers in the computing (mainly workstations, servers, mainframes, storage and notebooks), data communications/telecommunications and industrial automation industries, including process controls, automotive, medical and instrumentation. The Company operates ten facilities, with nine facilities in the United States and one facility in Malaysia.

         Hadco Corporation's press releases are available through Company News On-Call by fax 800-758-5804, PIN# 390325, or on the Internet at http://www.hadco.com:8080/



For information contact:
Timothy P. Losik
(603) 898-2461